UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

CHIQUITA BRANDS INTERNATIONAL, INC.
(Name of Subject Company (Issuer))

CAVENDISH GLOBAL LIMITED
CAVENDISH ACQUISITION CORPORATION
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

170032809
(CUSIP Number of Class of Securities)

Michael Rubinoff
Cavendish Acquisition Corporation
c/o J. Safra Asset Management Corporation
550 Fifth Avenue
New York, NY 10036
(212) 704-5518
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Richard Hall, Esq.
Andrew R. Thompson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$722,028,612	$83,899.72

(1)
Estimated for purposes of calculating the filing fee only. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Chiquita Brands International, Inc. (“Chiquita”), at a price of $14.50 per share, net to the seller in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 47,112,311 shares of common stock of Chiquita that were issued and outstanding as of October 31, 2014; (ii) 677,326 shares of common stock of Chiquita potentially issuable upon exercise of outstanding stock options as of October 31, 2014; (iii) up to 597,677 shares of common stock of Chiquita subject to outstanding restricted stock units of Chiquita outstanding as of October 31, 2014 that may be settled for shares of common stock of Chiquita in connection with the Offer, (iv) 1,276,529 shares of common stock of Chiquita subject to Chiquita’s performance share awards as of October 31, 2014 and (v) 131,234 shares of common stock of Chiquita that may be issued in connection with the Chiquita directors deferred compensation program as of October 31, 2014. The foregoing figures have been provided by Chiquita as of October 31, 2014, the most recent practicable date.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162. (1)

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $83,899.72	Filing Party: Cavendish Global Limited and Cavendish Acquisition Corporation
Form or Registration No.: Schedule TO	Date Filed: November 4, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by: (i) Cavendish Acquisition Corporation, a New Jersey corporation (“Purchaser”) and a wholly owned subsidiary of Cavendish Global Limited, a company organized in England and Wales (“Parent”) and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 4, 2014 (together with any amendments and supplements thereto, the “Schedule TO”), and  relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of Chiquita Brands International, Inc., a New Jersey corporation (“Chiquita”), at a price of $14.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 4, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(b), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11.  Additional Information

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by:

Amending and restating in their entirety the second and third sentences to the second paragraph under the heading United States Antitrust Compliance of Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase to read as follows:

“On November 17, 2014 Chiquita filed, and as agreed to by Purchaser, Parent and Chiquita, on November 18, 2014 each of Mr. Joseph Safra and Mr. Jose Luis Cutrale filed, a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. The waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on December 3, 2014, unless earlier terminated by the FTC and the Antitrust Division, or Mr. Safra, Mr. Cutrale or Chiquita, as applicable, receives a request for additional information or documentary material prior to that time.”

Adding the following text after the last sentence of the second paragraph under the heading Litigation of Section 16—”Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“On November 17, 2014, the plaintiff gave notice of voluntary dismissal, without prejudice, of its claims.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2014

CAVENDISH ACQUISITION CORPORATION

	By:	/s/ Michael Rubinoff
Name: Michael Rubinoff
Title: President and Director

CAVENDISH GLOBAL LIMITED

By:	/s/ Daniel Wainberg
Name: Daniel Wainberg
Title: Director

By:	/s/ Philip Warner
Name: Philip Warner
Title: Director

[Signature Page to Amendment No. 1 to Schedule TO]